UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 16, 2018	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Appointment of Michel de Rosen to its Board of Directors

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that Michel de Rosen has been appointed to the Company’s Board of Directors, in replacement of George Horner III. Michel de Rosen’s appointment will be proposed at the Company’s Ordinary and Extraordinary General Meeting on June 22, 2018, in Montrouge, France. With this addition, DBV’s Board now comprises eight directors.

Dr. Pierre-Henri Benhamou, Chairman & Chief Executive Officer of DBV Technologies, said: “It is with great pleasure that we welcome Michel to DBV. We believe his extensive business experience in the biopharmaceutical industry, with 15 years spent in the US, will continue strengthening our team, and that his advice will be instrumental as we move closer to bringing potential treatments to patients suffering from peanut allergy and other diseases.”

Michel de Rosen is currently Chairman of the Board of Faurecia, a global supplier of automotive equipment and Chairman of the Board of Pharnext, a publicly-traded innovative pharmaceutical company. Previously, he served as Chairman and Chief Executive Officer of Eutelsat, Chairman and Chief Executive Officer of ViroPharma and Chairman and Chief Executive Officer of Rhône-Poulenc Santé. Earlier in his career, Michel de Rosen held key positions at the French Ministries of Finance, Defense, Industry, and Telecommunications.

“I am thrilled to join the Board of DBV at this crucial time for the Company and look forward to working closely with the Board and management team,” said Michel de Rosen. “I am excited to contribute to the progress of this innovative company, notably in light of the potential approval and subsequent launch of Viaskin Peanut, its first product candidate.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Raul Damas

Partner, Brunswick Group

+1-212-333-3810

DBV@brunswickgroup.com